FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated August 11, 2009 in which Excel Maritime Carriers Ltd. Announces Closing of Public Offering of Common Stock.

Exhibit 1

Excel Maritime Announces Closing of Public Offering of Common Stock

ATHENS, GREECE – August 11, 2009 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today the closing of its offering to the public of 6,000,000 shares of its Class A common stock. The Company recently announced the pricing of the offered shares at $8.00 per share. The Company has granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of the Company’s Class A common stock to cover over-allotments, if any. The total net proceeds to the Company from the offering were approximately $45.6 million.

The Company expects to use the net offering proceeds for repayment of debt as well as to build up its committed capital expenditure reserve account, which the Company may utilize for future capital expenditure requirements.

The joint book running managers for this offering were Citi, Deutsche Bank Securities Inc. and UBS Investment Bank. Dahlman Rose & Company and DVB Capital Markets acted as co-managers.

Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (tel: 1-800-831-9146), Deutsche Bank Securities, Attention: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311 (tel: 1-800-503-4611) and UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171 (tel: 1-888-827-7275)

This news release does not constitute an offer to sell or a solicitation of an offer to buy the offered shares, nor shall there be any sale of the offered shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ABOUT EXCEL MARITIME CARRIERS LTD

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

Company:

Eleftherios Papatrifon

Chief Financial Officer

c/o Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: August 11, 2009

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer